SEC FILE NUMBER
001-14962
CUSIP NUMBER
17273K109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 29, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CIRCOR International, Inc.
Full name of Registrant

N/A
Former name if Applicable

30 Corporate Drive, Suite 200
Address of Principal Executive Office (Street and number)

Burlington, Massachusetts 01803-4238
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
CIRCOR International, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2019 (the “Form 10-Q”) within the prescribed time period because the Company has not yet completed its review procedures related to reporting discontinued operations and related impairments, and associated tax effects in the Company’s consolidated financial statements for the three months ended September 29, 2019 (the “Financial Statements”). The Company will need additional time to complete its review and prepare the Financial Statements. Although the Company is seeking to complete this process as quickly as possible, the preparation of the Financial Statements was not able to be completed within the prescribed time period for filing the Form 10-Q without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gregory Bowen, SVP Finance and Corporate Controller	(781)	270-3909
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).      ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
There will be a significant change in the Company’s results of operations for the three months ended September 29, 2019, as compared to the corresponding period for the last fiscal year, primarily due to the Company’s presentation of the results of operations for discontinued operations.
As of November 12, 2019, the Company expects to report the following financial results:

($ millions except EPS)	Q3 2019	Q3 2018	Change
Revenue	$237.1	$247.2	(4)%
Operating (loss) income	$(9.1)	$8.5	N/M
Loss per shared (diluted)	$(5.64)	$(0.34)	N/M

CIRCOR International, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 12, 2019	By	/s/ Chadi Chahine
		Name:	Chadi Chahine
		Title:	Senior Vice President and Chief Finance Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).